

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 16, 2017

Via E-Mail
ToniAnn Sanzone
Chief Financial Officer
W. P. Carey, Inc.
50 Rockefeller Plaza
New York, NY 10020

     Re: **W. P. Carey, Inc.**
            Form 10-K
            Filed February 24, 2017
            Form 8-K
            Filed February 23, 2017
            File No. 001-13779

Dear Ms. Sanzone:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed February 23, 2017

Exhibit 99.1

1.   Reference is made to the guidance you provide for AFFO for the upcoming year. We note that you provide projection guidance only on Non-GAAP information. Given the lack of similar GAAP information and quantitative reconciliation between the GAAP and Non-GAAP information, please clarify how your presentation satisfies the requirements outlined within Item 10(e)(1)(i)(A) of Regulation S-K. Reference is also made to Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Exhibit 99.2

2.   Reference is made to your reconciliation of Consolidated Statement of Income to AFFO on page 15.   Please clarify how you considered Rule 100(b) of Regulation G and the guidance within Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 in determining that such presentation is appropriate.

3.   Reference is made to your presentation of Normalized Pro Rata Cash Net Operating Income (NOI) on page 48.   Please revise in future filings to include a reconciliation to net income pursuant to Rule 100(a)(2) of Regulation G.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Paul Cline at (202)551-3851 or me at (202)551-3468 if you have any questions.

                        Sincerely,

                        /s/ Wilson K. Lee

                        Wilson K. Lee
                        Senior Staff Accountant
                        Office of Real Estate and
                        Commodities